UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2015

COMMISSION FILE NUMBER 0-20115

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

NEWS RELEASE

Methanex Corporation

1800—200 Burrard St.

Vancouver, BC Canada V6C 3M1

Investor Relations: 604-661-2600

Toll-Free: 1-800-661-8851

http://www.methanex.com

For Immediate Release

January 28, 2015

METHANEX ANNOUNCES AN INCREASE TO ITS SHARE REPURCHASE PROGRAM

Methanex Corporation (the “Company”) (TSX:MX) (NASDAQ:MEOH) announced today that it has received approval from the Toronto Stock Exchange (the “TSX”) to amend the Normal Course Issuer Bid initiated on May 6, 2014 (the “Bid”) in order to increase the maximum number of common shares that may be acquired under the Bid from 4,826,197 common shares to 8,577,716 common shares, representing 10% of the public float as at April 29, 2014. Since the commencement of the Bid on May 6, 2014, the Company has repurchased 4,826,197 common shares at a weighted average execution price of $57.20 per share. Under the amended Bid, the Company will be permitted to repurchase for cancellation up to an additional 3,751,519 common shares over the facilities of the TSX up to and including May 5, 2015. No other terms of the Bid have been amended.

John Floren, President and CEO of Methanex commented, “Our announcement of an increase to the current share repurchase program reflects our balanced approach to the utilization of cash and builds on our long track record of returning excess cash to shareholders. With over $900 million of cash on hand at the end of December 2014, we have the financial strength to complete the Geismar project, repay debt obligations, invest to grow the Company and continue to return excess cash to shareholders”.

Purchases of additional shares under the Bid may commence on February 4, 2015 and may be made from time to time at the then current market price of the Company’s common shares as traded on the TSX. Subject to certain exceptions for block purchases, daily repurchases under the program will not exceed 93,107 common shares, representing 25 percent of the Company’s average daily trading volume on the TSX for the six month period ended on April 30, 2014. The Company has entered into an automatic securities purchase plan with its broker in connection with purchases to be made under this program.

Methanex is a Vancouver-based, publicly traded company and is the world’s largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the NASDAQ Global Market in the United States under the trading symbol “MEOH”.

FORWARD-LOOKING INFORMATION WARNING

This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information under applicable British Columbia securities law. More particularly and without limitation, any statements regarding the following are forward-looking statements:

•

Methanex’s ability to retain the financial strength and flexibility to meet its financial commitments including (but not limited to) its future debt obligations and the completion of its Geismar project,

•	Methanex’s ability to pursue additional investment opportunities, and
•	Methanex’s ability to continue to return excess cash to shareholders.

We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:

•	the supply of, demand for, and price of methanol, methanol derivatives, natural gas, coal, oil and oil derivatives,
•	operating rates of our facilities,
•	operating costs including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates,
•	timing of completion and cost of our Geismar projects, and
•	global and regional economic activity (including industrial production levels).

However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including without limitation:

•	conditions in the methanol and other industries including fluctuations in the supply, demand for and price of methanol and its derivatives, including demand for methanol for energy uses,
•	the price of natural gas, coal, oil and oil derivatives,
•	our ability to obtain natural gas feedstock on commercially acceptable terms to underpin current operations and future growth opportunities,
•	our ability to meet timeline and budget targets for our Geismar project, including cost pressure arising from labour costs,
•	the ability to successfully carry out corporate initiatives and strategies,
•	actions of competitors, suppliers and financial institutions,
•	world-wide economic conditions, and
•	other risks described in our 2013 Annual Management’s Discussion and Analysis and the Fourth Quarter 2014 Management’s Discussion and Analysis.

Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

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For further information, contact:

Sandra Daycock

Director, Investor Relations

Tel: 604 661-2600

www.methanex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: January 28, 2015	By:	/s/ KEVIN PRICE
Name: Kevin Price
Title: Vice President, Legal Assistant General Counsel & Corporate Secretary